SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G/A
(Amendment No. 1)
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Global Power Equipment Group Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
37941P108

(CUSIP Number)
July 18, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No.	37941P108	13G/A

1	NAMES OF REPORTING PERSONS: Prescott Group Capital Management, L.L.C.

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS BEFORE FILLING OUT):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	State of Oklahoma

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS BEFORE FILLING OUT):

	IA
** SEE ITEM 4(b).

CUSIP No.	37941P108	13G/A

1	NAMES OF REPORTING PERSONS: Prescott Group Aggressive Small Cap, L.P.

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS BEFORE FILLING OUT):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	State of Oklahoma

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS BEFORE FILLING OUT):

	PN
**SEE ITEM 4(b).

CUSIP No.	37941P108	13G/A

1	NAMES OF REPORTING PERSONS: Prescott Group Aggressive Small Cap II, L.P.

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS BEFORE FILLING OUT):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	State of Oklahoma

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS BEFORE FILLING OUT):

	PN
**SEE ITEM 4(b).

CUSIP No.	37941P108	13G/A

1	NAMES OF REPORTING PERSONS: Phil Frohlich

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS BEFORE FILLING OUT):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS BEFORE FILLING OUT):

	IN
**SEE ITEM 4(b).

SCHEDULE 13G/A
     This Amendment no. 1 to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and together with Prescott Small Cap, the “Small Cap Funds”) and Mr. Phil Frohlich the principal of Prescott Capital, relating to shares of common stock of Global Power Equipment Group Inc., a Delaware corporation (the “Issuer”).
     This Schedule 13G relates to shares of common stock, $0.01 par value, (the “Common Stock”) of the Issuer purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 0 shares of Common Stock held by the Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 0 shares of Common Stock held by Prescott Master Fund.
Item 1(a)	Name of Issuer.

Global Power Equipment Group Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

6120 South Yale, Suite 1480 Tulsa, Oklahoma

Item 2(a)	Name of Person Filing.

Prescott Group Capital Management, L.L.C. (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P. (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P. (“Prescott Small Cap II” and together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

1924 South Utica, Suite 1120 Tulsa, Oklahoma 74104-6529

Item 2(c)	Citizenship or Place of Organization.

Prescott Capital is an Oklahoma limited liability company. Prescott Small Cap is an Oklahoma limited partnership. Mr. Phil Frohlich is the principal of Prescott Capital and is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

37941P108

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.
(a)	Prescott Capital is the beneficial owner of 0 shares of Common Stock and Mr. Phil Frohlich is the beneficial owner of 0 shares of Common Stock.

(b)	Prescott Capital and Mr. Phil Frohlich are the beneficial owners of 0% of the outstanding shares of Common Stock.

(c)	Prescott Capital, as the general partner of the Small Cap Funds, the general partners of Prescott Master Fund, may direct them to direct the vote and disposition of the 0 shares of Common Stock held by Prescott Master Fund. As the principal of Prescott Capital, Mr. Phil Frohlich may direct the vote and disposition of the 0 shares of Common Stock held by Prescott Master Fund.
Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated August 15, 2007, between Prescott Capital, Prescott Small Cap and Mr. Phil Frohlich.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: August 15, 2007

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich PHIL FROHLICH, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich PHIL FROHLICH, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich PHIL FROHLICH, Managing Member

/s/ Phil Frohlich Phil Frohlich